September 17, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
Issuer CIK: 0001667919
Issuer File Number: 333-210186/811-23147
Form Type: 8-A12B
Filing Date: September 17, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of FT Vest Nasdaq-100 Dual Directional Buffer ETF - September under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications